Exhibit 99.3
19 May 2011
James Hardie Industries SE
Results for the 4th Quarter and Full Year Ended 31 March 2011

	Three Months and Full Year Ended 31 March
			%			%
US GAAP - US$ Millions	Q4 FY11	Q4 FY10	Change	FY11	FY10	Change

Net Sales
USA and Europe Fibre Cement	$197.7	$196.8	—	$814.0	$828.1	(2)
Asia Pacific Fibre Cement	90.7	78.1	16	353.0	296.5	19

Total Net Sales	$288.4	$274.9	5	$1,167.0	$1,124.6	4
Cost of goods sold	(191.5)	(183.5)	(4)	(775.1)	(708.5)	(9)

Gross profit	96.9	91.4	6	391.9	416.1	(6)
Selling, general and administrative expenses	(43.0)	(48.5)	11	(173.4)	(185.8)	7
Research & development expenses	(8.4)	(6.9)	(22)	(28.0)	(27.1)	(3)
Asbestos adjustments	5.3	(24.2)	—	(85.8)	(224.2)	62

EBIT	50.8	11.8	—	104.7	(21.0)	—
Net interest expense	(1.1)	(2.1)	48	(4.4)	(4.0)	(10)
Other income (expense)	0.9	0.3	—	(3.7)	6.3	—

Operating profit (loss) before income taxes	50.6	10.0	—	96.6	(18.7)	—
Income tax expense	(52.4)	(12.3)	—	(443.6)	(66.2)	—

Net operating loss	$(1.8)	$(2.3)	22	$(347.0)	$(84.9)	—

Loss per share — diluted (US cents)	(0.4)	(0.5)	20	(79.7)	(19.6)	—
Volume (mmsf)
USA and Europe Fibre Cement	308.8	314.0	(2)	1,248.0	1,303.7	(4)
Asia Pacific Fibre Cement	102.1	97.5	5	407.8	389.6	5

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$640	US$627	2	US$652	US$635	3
Asia Pacific Fibre Cement	A$883	A$887	—	A$916	A$894	2

	Full Year Ended 31 March 2011
			%
US$ Millions	FY11	FY10	Change

Net cash provided by operating activities, excluding contribution to AICF (see page 21)	$210.9	$183.1	15
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and tax adjustments”, “Effective tax rate excluding asbestos and tax adjustments”, “Adjusted EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of the current financial year versus the 4th quarter and full year of the prior financial year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	1

Total Net Sales
Total net sales for the quarter increased 5% compared to the previous corresponding quarter from US$274.9 million to US$288.4 million. For the full year, total net sales increased 4% from US$1,124.6 million to US$1,167.0 million. For the quarter and full year, revenue was favourably impacted by an increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar.
USA and Europe Fibre Cement
Quarter
Net sales remained relatively flat at US$197.7 million, compared to US$196.8 million in the corresponding quarter of the prior year. The change was attributable to the average net sales price, which increased 2% from US$627 per thousand square feet to US$640 per thousand square feet as a result of a favourable shift in product mix and the effect of a price increase announced earlier in the financial year, offset by a reduction in sales volume.
Full year
Net sales decreased 2% from US$828.1 million to US$814.0 million due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 4% from 1,303.7 million square feet to 1,248.0 million square feet, primarily due to weaker demand for the company’s products in the US caused by the prolonged weakness in housing construction activity.
The average net sales price increased 3% from US$635 per thousand square feet to US$652 per thousand square feet as a result of a price increase and a favourable shift in product mix.
Discussion
For the quarter, USA and Europe Fibre Cement volume was down 2% compared to the previous corresponding quarter, reflecting the continued subdued residential construction market as well as the favourable impact of tax incentives available to home buyers in the corresponding quarter of the prior year.
For the full year ended 31 March 2011, sales volume decreased 4% from the prior year due to the overall reduced level of activity in the US residential construction.
Despite lower sales volume, USA and Europe Fibre Cement EBIT increased by 11% for the quarter when compared with the previous corresponding quarter. The increase in EBIT for the quarter was primarily driven by a reduction in SG&A expenses when compared to the previous corresponding quarter. Full year EBIT was 23% below prior year due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses.
USA and Europe Fibre Cement EBIT was favourably impacted by the European business, which delivered a strong result as both sales volume and average net sales price increased for the quarter and full year when compared to the previous corresponding periods.
According to the US Census Bureau, single family housing starts, which are a key driver for the company’s performance, were 104,000 in the March 2011 quarter, 9% below the March 2010 quarter. Similarly for the full year to 31 March 2011, single family housing starts were 444,000, 8% below the prior year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	2

For the full year ended 31 March 2011, the average Northern Bleached Softwood Kraft (NBSK) pulp price was US$978 per ton, up 30.4% compared to US$750 per ton for the prior year. The average pulp price in the fourth quarter was 12.9% higher than in the fourth quarter of financial year 2010, and down 1.3% compared to the third quarter of financial year 2011.
Industry forecasters are now expecting the price of pulp to remain high over the near to medium term. In April 2011, the average NBSK pulp price rose to US$1,020 per ton from US$990 per ton in March 2011.
Similarly, freight costs were higher for the full year compared to the prior year with the majority of the increase impacting the fourth quarter result. Freight costs rose due to higher truck rates attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.
Notwithstanding improved affordability, increasing levels of household formation and falling inventories of new and existing houses for sale, a recovery in the sector continues to be inhibited by a combination of factors such as relatively low levels of consumer confidence, limited access to credit for prospective home buyers, falling housing values and the continued supply of foreclosed properties.
Asia Pacific Fibre Cement
Quarter
Net sales increased 16% from US$78.1 million to US$90.7 million, resulting from the higher value of the Asia Pacific business’ currencies against the US dollar. In Australian dollars, net sales increased 4% primarily due to an increase in sales volume.
Full year
Net sales for the full year increased 19% from US$296.5 million to US$353.0 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 12% of this increase. The underlying Australian dollar business results accounted for the remaining 7% increase, as both sales volume and average net sales price increased.
Discussion
Asia Pacific Fibre Cement volume was up 5% in both the quarter and full year, compared to the previous corresponding periods, as a strong sales effort across the region and particularly in Australia delivered improved results. When combined with the sustained growth in primary demand for fibre cement and market share gains, these factors helped to offset a moderation in market conditions in the second half of the 2011 financial year.
In Australia, increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a dampening effect upon the Australian residential housing construction market in the fourth quarter. According to the Australian Bureau of Statistics (ABS), data for the March quarter showed total dwellings approved decreased 18% compared to the previous corresponding quarter, with detached housing approvals down 17%. For the full year, the ABS reported a 2% decrease in total dwellings approved compared to the prior year, with detached houses down 11%.
In Australia, the Scyon™ branded product range continued to build momentum over the course of the 2011 financial year, with Scyon™ products representing 18% of sales in the March quarter compared to 14% in the prior corresponding quarter.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	3

In New Zealand, the business faced continued challenges as business and consumer confidence fell during the year and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products.
In the Philippines, sales volume increased for the quarter and decreased slightly for the full year when compared to the prior corresponding periods. Improved sales of differentiated products and relatively strong underlying market conditions during the full year were partially offset by a mechanical failure during the second quarter.
Gross Profit
Quarter
Gross profit for the quarter increased 6% from US$91.4 million to US$96.9 million. The gross profit margin increased 0.4 percentage point from 33.2% to 33.6%.
Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit decreased 2%, resulting from a 2% detriment due to lower sales volume, 1% due to higher freight costs, and 1% due to an increase in input costs (primarily pulp), partially offset by a 2% benefit due to an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.9 percentage points.
Asia Pacific Fibre Cement gross profit for the quarter increased 30% compared to the prior corresponding quarter, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 17%, of which 12% was due to price, product and geographic mix, 5% due to an increase in sales volume, 2% due to lower freight costs and 1% due to improved manufacturing performance, partially offset by a 3% reduction due to increased pulp costs.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 3.6 percentage points.
Full year
Gross profit for the full year decreased 6% from US$416.1 million to US$391.9 million. The gross profit margin decreased 3.4 percentage points from 37.0% to 33.6% .
USA and Europe Fibre Cement gross profit decreased 16% compared to the prior financial year, of which 9% was due to an increase in input costs (primarily pulp and freight), 6% due to lower sales volume and 6% due to unfavourable cost absorption and higher labour cost per unit manufactured driven primarily by lower production volume, partially offset by a 5% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 5.6 percentage points.
Asia Pacific Fibre Cement gross profit increased 30% compared to the prior financial year, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 17%, of which 9% was due to an increase in average net sales price, 5% due to higher sales volume, 4% due to improved manufacturing performance and 3% due to lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume, partially offset by a 3% detriment due to increased pulp costs and 1% detriment due to a mechanical failure in the Philippines facility that occurred during the second quarter.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	4

The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.8 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses decreased 11%, from US$48.5 million to US$43.0 million. Lower SG&A expenses in the USA and Europe Fibre Cement segment and general corporate costs were partially offset by an increase in SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses decreased 2.7 percentage points to 14.9%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$2.2 million.
Full year
SG&A expenses decreased 7%, from US$185.8 million to US$173.4 million. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings, partially offset by higher SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses declined 1.6 percentage points to 14.9%. Further information on general corporate costs is included below.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales against the company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the company.
The proceedings commenced on 29 September 2008 before Justice Gzell.
On 23 April 2009, Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and the Australian Securities and Investments Commission (ASIC) responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010.
The company incurred legal costs related to the ASIC proceedings of US$0.8 million for the quarter and US$1.6 million for the full year. The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2011 have totaled US$14.4 million.
During the second quarter of the current financial year, the company entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. This resulted in a net benefit of US$8.7 million for the full year, compared to an expense of US$3.4 million for the prior year. ASIC recoveries are included as a component of selling, general and administrative expenses for the full year ended 31 March 2011.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	5

On 17 December 2010, the New South Wales Court of Appeal dismissed the company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers.
The company was ordered to pay a portion of the costs incurred by ASIC for each of the first instance proceedings and appeal. The amount of such costs the company is required to pay is contingent on a number of factors, which include, without limitation, whether such costs are deemed to be valid and reasonable legal costs relating to each of the first instance and appeal proceedings, whether such costs are properly allocated and directly attributable to each of the first instance proceedings and appeal proceedings and whether such costs are supported by an independent cost assessor.
In light of the uncertainty surrounding the amount of such costs, the company has not recorded any provision for such costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the company’s financial position, liquidity, results of operations and cash flows.
ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals. Certain former officers have also filed special leave applications to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former executives, and the other former executive withdrew his application.
Readers are referred to Note 13 of the company’s 31 March 2011 Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 38% higher for the quarter at US$5.5 million, compared to the corresponding quarter of the prior year, and 8% higher for the full year at US$16.9 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were flat for the quarter at US$2.9 million and 3% lower for the full year at US$11.1 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The discounted central estimate of the asbestos liability has decreased from A$1.537 billion at 31 March 2010 to A$1.478 billion at 31 March 2011. The reduction in the discounted central estimate of A$59 million is primarily due to a reduction in the projected future number of claims to be reported for a number of disease types.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	6

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
For the quarter from 31 December 2010 to 31 March 2011, the Australian dollar appreciated against the US dollar by 2% to US$1.0334. For the full year from 31 March 2010 to 31 March 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in the prior year.
The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011. The asbestos adjustments for the quarter and full year ended 31 March 2011 are as follows:

US$ Millions	Q4 FY 2011	Q4 FY 2010	FY 2011	FY 2010

Change in actuarial estimates	$21.5	$(3.3)	$21.5	$(3.3)

Effect of foreign exchange movements	$(16.2)	$(20.9)	$(107.3)	$(220.9)

Asbestos adjustments	$5.3	$(24.2)	$(85.8)	$(224.2)

Claims Data
For the quarter, the number of new claims of 96 is lower than new claims of 134 reported for the corresponding quarter of the prior year. For the full year, the number of new claims of 494 is lower than new claims of 535 reported for the prior year, and below actuarial expectations for the full year ended 31 March 2011.
For the quarter, the number of claims settled of 125 is higher than claims settled of 110 in the corresponding quarter of the prior year. For the full year, the number of settled claims of 459 is lower than claims settled of 540 for the same period last year.
The average claim settlement for the full year ended 31 March 2011 of A$204,000 is A$13,000 higher than the same period last year but below the actuarial expectations for the full year.
Asbestos claims paid of A$28.7 million and A$100.6 million for the quarter and full year ended 31 March 2011, respectively, are lower than the actuarial expectation of A$29.2 million and A$117.0 million for the quarter and full year ended 31 March 2011, respectively. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement sizes.
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the company’s 31 March 2011 Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT increased from US$11.8 million in the corresponding quarter of the prior year to US$50.8 million for the most recent quarter. EBIT for the most recent quarter includes net favourable asbestos adjustments of US$5.3 million and AICF SG&A expenses of US$0.5 million. For the corresponding quarter in the prior year, EBIT included net unfavourable asbestos adjustments of US$24.2 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$1.8 million, as shown in the table below.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	7

EBIT for the full year moved from a loss of US$21.0 million in the prior year to income of US$104.7 million for the current financial year. EBIT for the current year includes net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to the ASIC proceedings of US$8.7 million. In the prior year, the loss included net unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expense of US$2.1 million and ASIC expenses of US$3.4 million, as shown in the table below.

	Three Months and Full Year Ended 31 March
EBIT — US$ Millions	Q4 FY11	Q4 FY10	% Change	FY11	FY10	% Change

USA and Europe Fibre Cement	$38.5	$34.8	11	$160.3	$208.5	(23)
Asia Pacific Fibre Cement	19.4	14.3	36	79.4	58.7	35
Research & Development	(6.1)	(4.1)	(49)	(20.1)	(19.0)	(6)
General Corporate:
General corporate costs	(5.8)	(8.5)	32	(26.9)	(42.9)	37
Asbestos adjustments	5.3	(24.2)	—	(85.8)	(224.2)	62
AICF SG&A expenses	(0.5)	(0.5)	—	(2.2)	(2.1)	(5)

EBIT	50.8	11.8	—	104.7	(21.0)	—

Excluding:

Asbestos:
Asbestos adjustments	(5.3)	24.2	—	85.8	224.2	(62)
AICF SG&A expenses	0.5	0.5	—	2.2	2.1	5
ASIC related expenses (recoveries)	0.8	1.8	(55)	(8.7)	3.4	—

EBIT excluding asbestos and ASIC expenses	$46.8	$38.3	22	$184.0	$208.7	(12)

Net sales	$288.4	$274.9	5	$1,167.0	$1,124.6	4

EBIT margin excluding asbestos and ASIC expenses	16.2%	13.9%		15.8%	18.6%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT for the quarter increased 11% from US$34.8 million to US$38.5 million compared to the corresponding quarter in the prior year. The increase in EBIT for the quarter was primarily driven by a reduction in SG&A expenses when compared to the corresponding quarter of the prior year.
For the full year, USA and Europe Fibre Cement fell 23% from US$208.5 million to US$160.3 million compared to the prior corresponding year. The decrease was primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses.
For the quarter, the EBIT margin was 1.8 percentage points higher at 19.5%. For the full year, the EBIT margin was 5.5 percentage points lower at 19.7%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 36% from US$14.3 million to US$19.4 million when compared to the corresponding quarter of the prior year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 25%, primarily due to average net sales price (due to price increases and a favourable shift in product and geographic mix), higher sales volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and SG&A expenses. The EBIT margin was 3.1 percentage points higher at 21.4%.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	8

For the full year, Asia Pacific Fibre Cement EBIT increased 35% from US$58.7 million to US$79.4 million, of which 13% was attributed to appreciation of the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 22% primarily due to an increase in average net sales price, higher sales volume, lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter. The EBIT margin was 2.7 percentage points higher at 22.5%.
General Corporate Costs
General corporate costs for the quarter decreased 32% from US$8.5 million to US$5.8 million when compared to the previous corresponding quarter. For the full year, general corporate costs decreased 37% from US$42.9 million to US$26.9 million. General corporate costs for the current financial year have been materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.
For the quarter, ASIC expenses decreased from US$1.8 million in the fourth quarter of the prior year to US$0.8 million in the current quarter. For the full year, ASIC expenses moved from an expense of US$3.4 million in the prior year to a benefit of US$8.7 million in the current year.
General corporate costs excluding ASIC expenses and domicile change related costs for the quarter decreased from US$6.0 million in the corresponding quarter of the prior year to US$5.0 million in the current quarter. General corporate costs excluding ASIC expenses and domicile change related costs for the full year increased from US$30.4 million in the prior year to US$33.8 million in the current year. The increase in general corporate costs excluding ASIC expenses and domicile change related costs for the full year is primarily attributed to a US$7.6 million non-recurring write-back of a legal provision recognised in the prior year.
Net Interest Expense
Net interest expense decreased from US$2.1 million in the corresponding quarter of the prior year to US$1.1 million in the current quarter. Net interest expense for the quarter includes a realised loss of US$1.1 million on interest rate swaps, and interest and borrowing costs of US$1.5 million relating to the company’s external credit facilities, partially offset by AICF interest income of US$1.9 million. Net interest expense for the corresponding quarter of the prior year included a realised loss of US$1.3 million on interest rate swaps and AICF interest income of US$0.7 million.
For the full year, net interest expense increased from US$4.0 million in the prior year to US$4.4 million. Net interest expense for the full year includes a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million. Net interest expense for the full year ended 31 March 2010 includes a realised loss on interest rate swaps of US$2.5 million and interest and borrowing costs relating to the company’s external credit facilities of US$2.2 million, partially offset by AICF interest income of US$3.3 million.
Other Income (Expense)
For the quarter, other income increased from US$0.3 million in the corresponding quarter of the prior year to US$0.9 million in the current quarter. Other income for the corresponding quarter of the prior year included a realised gain of US$2.0 million arising from the sale of restricted short-term investments held by AICF. In addition, the change in the fair value of interest rate swap contracts resulted in an unrealised gain of US$0.8 million in the most recent quarter and an unrealised loss of US$1.7 million in the corresponding quarter of the prior year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	9

For the full year, other expense moved from income of US$6.3 million in the prior year to an expense of US$3.7 million in the current year. This movement is primarily due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$3.8 million in the current year, compared to an unrealised loss of US$0.4 million for the prior year. In addition, a realised gain of US$6.7 million was recognised in the previous financial year, which resulted from the sale of restricted short-term investments held by AICF that did not recur in the current period.
Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$12.3 million to US$52.4 million and from US$66.2 million to US$443.6 million for the full year, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 25.7% for the quarter, compared to 31.6% for the corresponding quarter of the prior year, and 31.1% for the full year, compared to 34.4% for the prior year. The change in effective tax rate excluding asbestos and tax adjustments compared with last year is attributable to changes in the geographic mix of earnings and expenses, and reductions in non-tax deductible expenses.
Tax Adjustments
The company recorded unfavourable tax adjustments of US$34.8 million and US$380.7 million for the quarter and full year, respectively, compared to unfavourable tax adjustments of US$1.1 million and favourable tax adjustments of US$2.9 million for the quarter and full year of the prior year, respectively. Income tax expense in the quarter and full year reflect a US$32.6 million tax charge arising from the company’s corporate structure simplification, as announced on 17 May 2011, and adjustments in the value of provisions for uncertain tax positions. In addition, income tax expense for the full year reflects adjustments arising from the disputed amended assessment with the ATO (refer below).
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 financial year would be upheld on appeal. As a result, until 31 August 2010, the company treated the payment of 50% of the amended assessment, general interest charges (GIC) and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet.
As a result of the Federal Court’s decision, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, effective 1 September 2010, the company removed the deposit with the ATO from its consolidated balance sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the full year ended 31 March 2011. In addition, the company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	10

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia.
Prospectively, the company will expense future payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
Net Operating Profit (Loss)
Net operating loss for the quarter was US$1.8 million, compared to US$2.3 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 41% from US$23.7 million to US$33.3 million for the quarter as shown in the table below.
For the full year, net operating loss was US$347.0 million, compared to US$84.9 million for the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US$133.0 million to US$116.7 million for the full year as shown in the table below.

	Three Months and Full Year Ended 31 March
Net Operating Profit — US$ millions	Q4 FY11	Q4 FY10	% Change	FY11	FY10	% Change

Net operating loss	$(1.8)	$(2.3)	22	$(347.0)	$(84.9)	—

Excluding:
Asbestos:
Asbestos adjustments	(5.3)	24.2	—	85.8	224.2	(62)
AICF SG&A expenses	0.5	0.5	—	2.2	2.1	5
AICF interest income	(1.9)	(0.7)	—	(4.3)	(3.3)	(30)
Gain on AICF investments	—	(2.0)	—	—	(6.7)	—

Tax expense related to asbestos adjustments	6.3	1.1	—	6.9	1.1	—
ASIC related expenses (recoveries)	0.7	1.8	(60)	(7.6)	3.4	—
Tax adjustments[1]	34.8	1.1	—	380.7	(2.9)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	41	$116.7	$133.0	(12)

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million for the current quarter and full year arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.
Cash Flow
Net operating cash flow declined US$35.9 million from US$183.1 million in the prior year to US$147.2 million for the full year. Net operating cash flow included a contribution of US$63.7 million to AICF on 1 July 2010, compared with nil in the prior year.
Excluding the contribution to AICF, net operating cash flow was US$210.9 million for the full year, an increase of 15% from US$183.1 million in the prior year. The increase in net operating cash flow was primarily due to reductions in trade receivables during the year ended 31 March 2011, partially offset by a decline in earnings from operations relative to the prior year and a payment of US$18.6 million for taxes on re-domicile from The Netherlands to Ireland.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	11

Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
For the full year ended 31 March 2011, net capital expenditures were US$50.3 million, down slightly from US$50.5 million in the prior year.
Liquidity and Capital Resources
At 31 March 2011, the company had net debt of US$40.4 million, a decrease of US$94.4 million, compared to net debt of US$134.8 million at 31 March 2010.
Excluding restricted cash, the company had cash and cash equivalents of US$18.6 million at 31 March 2011. At that date, it also had credit facilities totalling US$320.0 million, of which US$59.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

		At 31 March 2011
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$59.0

On 16 June 2010, US$161.7 million of the company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities; accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
The company replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totaling US$100.0 million. These facilities became available to the company in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.
The company draws on and repays amounts available under its term facilities throughout the financial year. During the full year, the company drew down US$460.0 million and repaid US$555.0 million of its term facilities. The weighted average remaining term of the total credit facilities of US$320.0 million at 31 March 2011 was 1.9 years.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	12

If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.
The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.
Asbestos Compensation
On 9 December 2010, AICF, Amaca, Amaba and ABN 60 entered into a secured loan facility with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$330.7 million, based on the exchange rate at 31 March 2011). In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60.
The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable. As of 19 May 2011, all substantive conditions precedent to drawdown of the facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 19 May 2011, there have not been any drawings on the Facility by AICF.
Any drawings, repayments, or payments of accrued interest under the Facility by AICF will not impact the company’s net operating cash flow, as defined in the AFFA, on which annual contributions remitted by the company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.
Readers are referred to Note 11 of the company’s 31 March 2011 Consolidated Financial Statements for further information on the secured loan facility.
During the current financial year, the company made a contribution of US$63.7 million (A$72.8 million) to AICF. James Hardie anticipates it will make a further contribution of approximately US$51.5 million to AICF on 1 July 2011. This amount represents 35% of the company’s free cash flow for financial year 2011, as defined by the AFFA. Since AICF was established in February 2007, the company has contributed A$375 million to the fund.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations
Telephone:    +61 2 8274 5246
Email:       media@jameshardie.com.au

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	13

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.
These documents, along with an audio webcast of the Management Presentation on 19 May 2011, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the Securities and Exchange Commission on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	14

Definitions
Non-financial Terms
ABS — Australian Bureau of Statistics.
AFFA — Amended and Restated Final Funding Agreement. In February 2007, the company’s shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to Asbestos Injuries Compensation Fund (AICF).
AICF — Asbestos Injuries Compensation Fund Ltd; formed in 2006 to implement and administer the agreement between the company and the New South Wales Government, whereby the company committed to funding a new trust which would pay compensation awarded against the former James Hardie companies Amaca, Amaba and ABN 60. The agreement is set out in the Amended and Restated Final Funding Agreement (AFFA). The company has no legal ownership in AICF. The company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA.
ASIC — Austrialian Securities and Investments Commission.
ASIC — Austrialian Taxation Office
NBSK — Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	15

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$50.8	$11.8	$104.7	$(21.0)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1

ASIC related expenses (recoveries)	0.8	1.8	(8.7)	3.4

EBIT excluding asbestos and ASIC expenses	46.8	38.3	184.0	208.7

Net sales	$288.4	$274.9	$1,167.0	$1,124.6

EBIT margin excluding asbestos and ASIC expenses	16.2%	13.9%	15.8%	18.6%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating loss	$(1.8)	$(2.3)	$(347.0)	$(84.9)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1
AICF interest income	(1.9)	(0.7)	(4.3)	(3.3)
Gain on AICF investments	—	(2.0)	—	(6.7)
Tax expense related to asbestos adjustments	6.3	1.1	6.9	1.1
ASIC related expenses (recoveries)	0.7	1.8	(7.6)	3.4
Tax adjustments[1]	34.8	1.1	380.7	(2.9)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	$116.7	$133.0

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	16

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$33.3	$23.7	$116.7	$133.0
Weighted average common shares outstanding — Diluted (millions)	437.7	438.9	437.5	436.8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.6	5.4	26.7	30.5

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos, and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating profit (loss) before income taxes	$50.6	$10.0	$96.6	$(18.7)

Asbestos:
Asbestos adjustments	(5.3)	24.2	85.8	224.2
AICF SG&A expenses	0.5	0.5	2.2	2.1
AICF interest income	(1.9)	(0.7)	(4.3)	(3.3)
Gain on AICF investments	—	(2.0)	—	(6.7)

Operating profit before income taxes excluding asbestos	$43.9	$32.0	$180.3	$197.6

Income tax expense	(52.4)	(12.3)	(443.6)	(66.2)

Asbestos:
Tax expense related to asbestos adjustments	6.3	1.1	6.9	1.1
Tax adjustments[1]	34.8	1.1	380.7	(2.9)

Income tax expense excluding tax adjustments	(11.3)	(10.1)	(56.0)	(68.0)

Effective tax rate excluding asbestos and tax adjustments	25.7%	31.6%	31.1%	34.4%

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	17

Adjusted EBITDA — Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate adjusted EBITDA in the same manner as James Hardie has and, accordingly, adjusted EBITDA may not be comparable with other companies. The company has included information concerning adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$50.8	$11.8	$104.7	$(21.0)
Depreciation and amortisation	16.0	16.1	62.9	61.7

Adjusted EBITDA	$66.8	$27.9	$167.6	$40.7

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$5.8	$8.5	$26.9	$42.9

Excluding:
ASIC related (expenses) recoveries	(0.8)	(1.8)	8.7	(3.4)
Domicile change related costs	—	(0.7)	(1.8)	(9.1)

General corporate costs excluding ASIC expenses and domicile change related costs	$5.0	$6.0	$33.8	$30.4

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of financial year 2006 and believes that security holders will do the same.
As set forth in Note 11 of the 31 March 2011 Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-US GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s US GAAP consolidated financial statements. These non-US GAAP measures should only be viewed as a supplement to reported US GAAP financial statements, and, in all cases, the corresponding US GAAP amounts are shown on the same line as the non-US GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 31 March 2011 Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	18

James Hardie Industries SE
Consolidated Balance Sheet
31 March 2011 (unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$250.3	$(231.7)	$18.6
Restricted cash and cash equivalents	0.8	—	0.8
Restricted cash and cash equivalents — Asbestos	—	56.1	56.1
Restricted short-term investments — Asbestos	—	5.8	5.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.7 million	137.9	0.2	138.1
Inventories	161.5	—	161.5
Prepaid expenses and other current assets	31.3	0.3	31.6
Insurance receivable — Asbestos	—	13.7	13.7
Workers’ compensation — Asbestos	—	0.3	0.3
Deferred income taxes	21.1	—	21.1
Deferred income taxes — Asbestos	—	10.5	10.5

Total current assets	602.9	(144.8)	458.1
Restricted cash and cash equivalents	4.5	—	4.5
Property, plant and equipment, net	705.3	2.4	707.7
Insurance receivable — Asbestos	—	188.6	188.6
Workers’ compensation — Asbestos	—	90.4	90.4
Deferred income taxes	27.3	—	27.3
Deferred income taxes — Asbestos	—	451.4	451.4
Other assets	32.6	—	32.6

Total assets	$1,372.6	$588.0	$1,960.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$105.1	$1.3	$106.4
Accrued payroll and employee benefits	40.6	0.3	40.9
Accrued product warranties	6.1	—	6.1
Income taxes payable	(14.7)	18.6	3.9
Asbestos liability	—	111.1	111.1
Workers’ compensation — Asbestos	—	0.3	0.3
Other liabilities	53.8	—	53.8

Total current liabilities	190.9	131.6	322.5
Long-term debt	59.0	—	59.0
Deferred income taxes	108.1	—	108.1
Accrued product warranties	20.1	—	20.1
Asbestos liability	—	1,587.0	1,587.0
Workers’ compensation — Asbestos	—	90.4	90.4
Australian Taxation Office — amended assessment	190.4	—	190.4
Other liabilities	35.1	2.5	37.6

Total liabilities	603.6	1,811.5	2,415.1

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	222.5	—	222.5
Additional paid-in capital	52.5	—	52.5
Retained earnings (accumulated deficit)	441.3	(1,226.0)	(784.7)
Accumulated other comprehensive income	52.7	2.5	55.2

Total shareholders’ equity (deficit)	769.0	(1,223.5)	(454.5)

Total liabilities and shareholders’ equity (deficit)	$1,372.6	$588.0	$1,960.6

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	19

James Hardie Industries SE
Consolidated Statement of Operations
For the year ended 31 March 2011
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	$1,167.0	$—	$1,167.0
Cost of goods sold	(775.1)	—	(775.1)

Gross profit	391.9	—	391.9
Selling, general and administrative expenses	(171.2)	(2.2)	(173.4)
Research and development expenses	(28.0)	—	(28.0)
Asbestos adjustments	—	(85.8)	(85.8)

EBIT	192.7	(88.0)	104.7
Net Interest (expense) income	(8.7)	4.3	(4.4)
Other expense	(3.7)	—	(3.7)

Operating profit before income taxes	180.3	(83.7)	96.6
Income tax expense[1]	(436.7)	(6.9)	(443.6)

Net Operating Loss	$(256.4)	$(90.6)	$(347.0)

[1]	Includes a charge of US$345.2 million recognised in the second quarter of the current financial year following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also includes a charge of US$32.6 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, which will be paid during the 2012 financial year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	20

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the year ended 31 March 2011
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities
Net loss	(256.4)	(90.6)	$(347.0)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortisation	62.9	—	62.9
Deferred income taxes	(28.8)	6.9	(21.9)
Prepaid pension cost	1.3	—	1.3
Stock-based compensation	9.1	—	9.1
Asbestos adjustments	—	85.8	85.8
Tax benefit from stock options exercised	(0.4)	—	(0.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	63.3	63.3
Restricted short-term investments	—	9.7	9.7
Payment to the AICF	—	(63.7)	(63.7)
Accounts and other receivables	25.2	(0.3)	24.9
Inventories	(8.1)	—	(8.1)
Prepaid expenses and other assets	6.3	—	6.3
Insurance receivable — Asbestos	—	22.9	22.9
Accounts payable and accrued liabilities	(7.6)	(0.1)	(7.7)
Asbestos liability	—	(97.8)	(97.8)
Deposit with Australian Taxation Office	254.3	—	254.3
Australian Taxation Office — amended assessment	190.4	—	190.4
Other accrued liabilities	(37.3)	0.2	(37.1)

Net cash provided by (used in) operating activities	$210.9	$(63.7)	$147.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(50.3)	—	(50.3)
Proceeds from sale of property, plant and equipment	0.7	—	0.7

Net cash used in investing activities	$(49.6)	$—	$(49.6)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	460.0	—	460.0
Repayments of long-term borrowings	(555.0)	—	(555.0)
Proceeds from issuance of shares	4.9	—	4.9
Tax benefit from stock options exercised	0.4	—	0.4

Net cash used in financing activities	$(89.7)	$—	$(89.7)

Effect of exchange rate changes on cash	(8.5)	—	(8.5)

Net increase (decrease) in cash and cash equivalents	63.1	(63.7)	(0.6)
Cash and cash equivalents at beginning of period	19.2	—	19.2

Cash and cash equivalents at end of period	$82.3	$(63.7)	$18.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	73.2	(63.7)	9.5
Short-term deposits	9.1	—	9.1

Cash and cash equivalents at end of period	$82.3	$(63.7)	$18.6

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	21

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY11	22